

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 23, 2008

By U.S. Mail and Facsimile

Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
1 Lacey Place
Southport, CT 06890

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 001-10435**

Dear Mr. Dineen:

We have reviewed your filing and have the following comments. We have limited our review to your disclosures related to management's discussion and analysis of financial condition and results of operations and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis, page 21

Results of Operations, page 22

1. We note that you present a measure that you identify as performance gross margin. We note that you have not included the disclosures required by Item 10 of Regulation S-K. It also appears to us that this non-GAAP measure itself may not comply with Item 10 of Regulation S-K. Please advise.

LIFO, page 26

2.   Please tell us and revise future filings to disclose the expected impact in the foreseeable future of potential inventory reductions that may result in LIFO income. Quantify such amounts if possible. Discuss your current inventory strategy so that readers can understand whether or not material LIFO income can be expected in the near-term.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

       Sincerely,

       John Hartz
       Senior Assistant Chief Accountant